CLARKSTON FINANCIAL CORPORATION
6600 Highland Road
Suite 24
Waterford, Michigan 48327

February 5, 2008

Via EDGAR

Mr. Ade K. Heyliger
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Mail Stop 3628
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Clarkston Financial Corporation Schedule 13E-3 filed January 11, 2008 005-80536 Preliminary Proxy Statement on Schedule 14A Filed January 11, 2008 333-63685

Dear Mr. Heyliger:

        We have reviewed the comments in your letter dated January 30, 2008 (the “Comment Letter”), with respect to Clarkston Financial Corporation (the “Company”). We submit in electronic form for filing the accompanying Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Amended Preliminary Proxy Statement”), together with Exhibits, marked to indicate changes from the Preliminary Proxy Statement as originally filed with the Securities and Exchange Commission (the "Commission") on January 11, 2008 (the “Original Preliminary Proxy Statement”).

        The Amended Preliminary Proxy Statement reflects our responses to the Comment Letter. The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in the Amended Preliminary Proxy Statement.

Mr. Ade K. Heyliger
February 5, 2008

        The Company’s responses to your comments are as follows:

PREM14A

Special Factors
Fairness of the Recapitalization, page 14

1.	You state in the bulleted paragraph entitled “Shareholders Being Cashed Out,” that the Board determined the Recapitalization is fair to the unaffiliated shareholders being cashed out because the “benefits to the Company and the remaining shareholders” outweighed the fact that shareholders receiving cash would have no control over the timing or price of the sale of their shares. Please revise to describe in greater detail why the Board believes the Recapitalization is particularly fair to the unaffiliated shareholders who will be cashed out. Your revised disclosure should discuss why the Board believes the transaction is fair to such shareholders despite the fact that the thin trading market for the Company’s stock will make it difficult for these shareholders to buy shares in order to remain shareholders.

RESPONSE:

The disclosure in the referenced bulleted paragraph has been revised to discuss why the Board believes the transaction is fair to unaffiliated shareholders who will be cashed out. The Company’s stock is quoted on the OTC Bulletin Board and management supplementally advises the Commission that management believes that shareholders who wish to purchase shares are able to do so and that the light trading volume does not necessarily mean that there are no shares available for sale.

2.	We refer you to your disclosure in the bulleted paragraph on page 14 entitled “Ability of Shareholders to Receive Cash or Remain as Shareholders.” Please provide the basis for the Board’s belief that “it is often the case that several members of a single family or related families” each own a small number of shares of the Company’s stock. Please revise your disclosure to emphasize, if true, that shareholders may have difficulty selling or buying Company shares, as the stock is thinly traded.

RESPONSE:

The Company based its belief with respect to the referenced statement on management’s review of the shareholder list of the Company. Upon further reflection, however, the Company does not believe that the referenced statement is material to the disclosure and has removed it from the Amended Preliminary Proxy Statement.

Mr. Ade K. Heyliger
February 5, 2008

3.	Please describe in greater detail the “economic conditions in which the Company is currently operating” referenced in the bulleted paragraph on page 16 entitled “CURRENT AND HISTORICAL MARKET PRICES.”

RESPONSE:

The Company has revised the referenced bulleted paragraph to describe in greater detail the economic conditions in which the Company is currently operating, including the difficult economic conditions in Michigan and in the financial services sector generally.

4.	Please revise your disclosure on page 17 to explain in greater detail why the Board believes the Cash Out Price is substantively fair, despite the fact that the book value per share exceeds the offered consideration. Although we note your statement that the net book value is based on the historical costs of a company’s assets, we also note your disclosure in the bulleted paragraph entitled “LIQUIDATION VALUE” that most of the Company’s assets are financial assets. Additionally, supplementally provide us with a copy of the data provided by management indicating that shares of other financial institutions in Michigan are trading below book value. The supplemental data should be accompanied by an analysis as to why the Board believes these other financial institutions are comparable to the Company.

RESPONSE:

The Company has revised and expanded its disclosure concerning its conclusion that the Cash Out Price is substantively fair, despite the fact that the book value per share exceeds the offered consideration by a small margin. We are supplementally providing a copy of the requested data provided by management indicating that shares of other financial institutions in Michigan are trading below book value. In determining the price per share, the Board reviewed book value trading multiples for publicly traded financial institutions based in Michigan. In particular, the Board gave greatest weight to those institutions that, like the Company, are community banking organizations with less than $1.0 billion in assets, that operate in the counties surrounding the Detroit metropolitan area, and that trade on the OTC Bulletin Board. Examples of such institutions include:

1.	Oxford Bank Corp ($483,000,000 assets at 9/30/2007, operating in the Company’s market area and trading at 0.71 of book value).

2.	PSB Group, Inc. ($503,348,000 assets at 9/30/2007, operating in and near the Company’s market area, and trading at 0.68 of book value).

3.	Birmingham Bloomfield Bancshares ($49,592,000 assets at 9/30/2007, operating near the Company’s market area, and trading at 0.81 of book value).

Mr. Ade K. Heyliger
February 5, 2008

4.	Fentura Financial ($619,546,000 assets at 9/30/2007, operating in counties near the Company’s market area, and trading at 0.95 of book value).

The board gave consideration to the fact that the cash out price of $10.00 per share represents 0.94 times book value which represents a premium to the average book value of the full range of Michigan-based publicly traded financial institutions and also a premium to the average book value multiples of the four institutions identified above.

5.	We refer you to your disclosure in the bulleted paragraph on page 17 entitled “GOING CONCERN VALUE.” Please describe in greater detail why the Board concluded that not much weight should be given to going concern value, as the current description is confusing. Additionally, the disclosure appears to suggest that, not only did the Board calculate a going concern value (such value should be quantified in the revised disclosure), but also that the Cash Out Price is less than the calculated per share going concern value. Please advise.

RESPONSE:

The Company has clarified in the Amended Preliminary Proxy Statement that the Board did not calculate a going concern value. In determining not to assign much weight to going concern value, the Board gave primary consideration to the significant premium in the Cash Out Price over the January 10, 2008 closing price. The Company did not calculate a going concern value or obtain such a valuation to avoid the cost. The Company also simplified the current description to eliminate any confusing disclosure.

6.	We refer you to your disclosure in the bulleted paragraph on page 19 entitled “No Independent Valuation or Opinion.” We note your disclosure that a factor in the Board’s determination that the expense of obtaining an independent valuation was not warranted was the fact that cashed-out shareholders could remain shareholders by purchasing additional shares. Please reconcile this statement with your disclosure in the first paragraph on page 19 that the Board did not place undue emphasis on a shareholder’s ability to purchase/sell shares because of the limited trading market of the Company’s shares.

RESPONSE:

The Company has revised its disclosure in the referenced bulleted paragraph to clarify that the Board did not place undue emphasis on a shareholder’s ability to purchase/sell shares in light of the fact that the trading volume for the Company’s stock is relatively low.

        The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Ade K. Heyliger
February 5, 2008

        If you have any questions, please do not hesitate to call me at (248) 922-6945.

Very truly yours, CLARKSTON FINANCIAL CORPORATION /s/ J. Grant Smith J. Grant Smith President and CEO

Enclosures

MI Public Banks

			% of 52 Week
Name	Symbol	Prev Cls	Low	High	Avg Vol (3m)	52 Wk Low	52 Wk High	Book Value	P/B	50d MA	Chg from 50d MA	Pct from 50d MA	200d MA	Chg from 200d MA	Pct from 200d MA	Bid	Ask

IBT BANCORP INC (MI)	IBTM.PK	36.45	102.7%	81.0%	542	35.50	45.00	19.12	1.91	41.51	(5.06)	-12.19%	42.60	(6.15)	-14.44%	N/A	N/A
CNB CORPORATION (MI)	CNBZ.OB	30.60	101.7%	72.9%	461	30.10	42.00	18.79	1.63	35.77	(5.17)	-14.45%	38.23	(7.63)	-19.96%	29.00	31.50
PAVILION BANCP (MI)	PVLN.OB	64.10	149.1%	90.9%	570	43.00	70.50	40.45	1.58	65.61	(1.51)	-2.30%	55.57	8.53	-15.35%	62.05	69.75
UNITED BANCORP (MI)	UBMI.OB	20.50	120.6%	85.4%	1,819	17.00	24.00	14.71	1.39	18.00	2.50	13.89%	20.34	0.16	0.79%	18.00	20.50
UNIVERSITY BNCP MICH	UNIB	2.00	125.0%	84.4%	1,914	1.60	2.37	1.50	1.33	1.92	0.08	4.17%	1.83	0.17	9.29%	1.99	2.00
COMERICA INC	CMA	40.49	105.4%	63.4%	2,204,650	38.40	63.89	33.62	1.20	43.17	(2.68)	-6.21%	50.79	(10.30)	-20.28%	-	-
OAK FINANCIAL CORP	OKFC.OB	29.85	102.9%	74.6%	1,864	29.00	40.00	25.67	1.16	30.33	(0.48)	-1.58%	32.24	(2.39)	-7.41%	29.75	33.40
CHEMICAL FIN CP	CHFC	22.01	107.4%	69.5%	140,545	20.50	31.65	21.04	1.05	24.39	(2.38)	-9.76%	24.75	(2.74)	-11.07%	22.09	22.16
FENTURA FINL INC	FETM.OB	22.00	104.8%	64.7%	634	21.00	34.00	23.22	0.95	21.82	0.18	0.82%	26.05	(4.05)	-15.55%	21.75	22.00
FNBH BANCORP (MI)	FNHM.OB	12.75	100.4%	47.2%	1,369	12.70	27.00	13.57	0.94	14.35	(1.60)	-11.15%	18.23	(5.48)	-30.06%	12.50	13.00
FIRSTBANK CORP	FBMI	14.19	105.8%	64.5%	4,066	13.41	22.00	15.98	0.89	15.20	(1.01)	-6.64%	16.77	(2.58)	-15.38%	13.85	14.64
MACATAWA BANK CORP	MCBC	8.35	110.4%	43.2%	113,942	7.56	19.33	9.64	0.87	9.51	(1.16)	-12.20%	12.11	(3.76)	-31.05%	8.50	8.52
MACKINAC FINANCIAL	MFNC	9.19	120.1%	81.7%	1,509	7.65	11.25	11.29	0.81	8.80	0.39	4.43%	8.98	0.21	2.34%	8.00	9.19
BIRMINGHAM BLOOM BSH	BBBI.OB	5.10	113.3%	49.8%	261	4.50	10.25	6.30	0.81	5.97	(0.87)	-14.57%	6.69	(1.59)	-23.77%	4.25	5.50
CAPITOL BANCORP LTD	CBC	17.70	108.1%	39.3%	99,769	16.38	45.04	22.56	0.78	19.56	(1.86)	-9.51%	23.06	(5.36)	-23.24%	-	-
INDEP BK CP MI	IBCP	8.32	108.6%	33.4%	181,070	7.66	24.90	10.79	0.77	9.28	(0.96)	-10.34%	11.37	(3.05)	-26.82%	8.17	8.20
CLARKSTON FINL CORP	CKSB.OB	7.85	100.0%	54.5%	1,402	7.85	14.40	10.64	0.74	9.54	(1.69)	-17.71%	11.08	(3.23)	-29.15%	7.25	8.40
CHOICEONE FINANCIAL	COFS.OB	11.50	104.1%	63.9%	506	11.05	18.00	16.17	0.71	12.53	(1.03)	-8.22%	14.20	(2.70)	-19.01%	11.50	12.00
OXFORD BANK CORP	OXBC.OB	25.75	105.1%	53.4%	1,018.75	24.50	48.20	36.14	0.71	29.89	(4.14)	-13.85%	38.21	(12.46)	-32.61%	25.75	26.25
PSB GROUP INC	PSBG.OB	9.25	108.8%	46.3%	1,400	8.50	20.00	13.70	0.68	10.25	(1.00)	-9.76%	15.15	(5.90)	-38.94%	9.05	9.75
COMMUNITY CTRL BK	CCBD	5.67	100.0%	49.6%	1,873	5.67	11.43	9.18	0.62	7.06	(1.39)	-19.69%	7.94	(2.27)	-28.59%	5.66	6.57
CITIZENS REPUBLIC	CRBC	12.62	103.7%	48.2%	766,808	12.17	26.20	20.65	0.61	14.05	(1.43)	-10.18%	16.11	(3.49)	-21.66%	12.84	12.88
FIRST FEDERAL OF NOR	FFNM	6.95	113.7%	74.5%	2,780	6.11	9.33	11.73	0.59	7.28	(0.33)	-4.53%	7.85	(0.90)	-11.46%	6.16	7.02
COMMUNITY SHORES BK	CSHB	6.20	107.8%	45.5%	6,386	5.75	13.62	11.14	0.56	7.20	(1.00)	-13.89%	9.64	(3.44)	-35.68%	5.85	7.00
MERCANTILE BANK CO	MBWM	11.47	112.6%	34.1%	52,073	10.19	33.67	20.96	0.55	16.07	(4.60)	-28.62%	19.99	(8.52)	-42.62%	11.53	11.58
MONARCH CMMTY BNCP	MCBF	8.69	100.8%	67.6%	12,247	8.62	12.86	16.28	0.53	11.34	(2.65)	-23.37%	11.83	(3.14)	-26.54%	8.92	9.03
CITIZENS FIRST BNC	CTZN	11.12	102.4%	39.0%	24,222	10.86	28.54	21.94	0.51	13.54	(2.42)	-17.87%	17.60	(6.48)	-36.82%	10.81	10.90
DEARBORN BANCORP	DEAR	5.76	100.0%	29.4%	24,658	5.76	19.59	16.47	0.35	8.67	(2.91)	-33.56%	12.17	(6.41)	-52.67%	5.46	5.56
CFC Bank			26/28	15/28				17/28	19/28	18/28		23/28	22/28	14/28	20/28

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